Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 6, 2025

Name of Registrant: PepsiCo

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PepsiCo, Inc. (PEP)

Resist Anti-Fiduciary Activist Timelines: Vote NO on Proposal 7

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges PepsiCo shareholders to vote NO on Proposal #7, “Sustainable Packaging Policies for Plastics.”

      Supporting Statement

While debates over corporate sustainability policies have their place among legitimate non-activist shareholders who invest for return, there’s no question that such debates are often hijacked by profoundly unrealistic demands that view sustainability as synonymous with prioritizing social activism over continued company success.

Proposal 7 is just such an example. Submitted by notorious activist group As You Sow, the proposal asks Pepsi to report on its transition into completely recyclable packaging. Yet the asks contained within evince a view of corporate sustainability philosophy that values adherence to partisan dogma more than a solid business timeline for achieving sustainability. Proposal 7 represents the kind of activist scrutiny that will not forward the best interests and will instead drag valuable resources away from ensuring the continued success of PepsiCo.

The activists behind Proposal 7 cite research1 from Pew stating that “[w]ithout immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.

This section of the proposal implies that PepsiCo is somehow negligent for not advancing a sufficiently rigorous timeline for its sustainability commitments. Yet the evidence regarding pollution doesn’t line up with the demands activists are making regarding PepsiCo. The data cited by the activist proponents behind Proposal 7 references ‘business as usual,’ an implication that businesses that make no changes to their plastic policies are actively contributing to the growth in ocean pollution. Yet, this very same proposal complains about PepsiCo not hitting its “targets” regarding proportions of reusable plastics — targets that definitionally make PepsiCo not a part of ‘business as usual.’

The proponent maintains that “our Company could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to addressing flexible plastic packaging use at scale,” indicating that their true problem is not with PepsiCo’s actual work to advance sustainability on an ostensibly business-first timeline, but PepsiCo’s audacity to make continued company success part of that framework. This proposal, and many proposals like it, fall into the category of goalpost-moving, i.e. voicing activist demands in the name of a noble-sounding cause and then consistently upbraiding the company for daring to view such causes through the lens of fiduciary duty. Whether these causes actually create sustainable return to shareholders is not addressed by the proponent — this omission, likely, is no accident.

1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf

      Conclusion

The reality is, PepsiCo has a moral responsibility to view all its commitments, whether environmental, social, or governance-related, through the lens of ensuring continued business success and doing right by the company’s owners — ordinary American shareholders whose financial futures rest on PepsiCo being a food and beverage giant. PepsiCo, as evidenced in its board statement of opposition, understands that responsibility. But the proponents behind Proposal 7 — and the larger anti-fiduciary activist syndicate they represent, have no interest in considering that responsibility. PepsiCo has planted its flag: a company’s sustainability practices don’t count as noble if the company’s success & revenue have to suffer to make them reality. And that’s a stance that every shareholder who cares about the company should be able to get behind.

We don’t believe that the company has to choose between actual sustainability and creating human flourishing through the impact of its products. Activist narratives like the ones in Proposal 7 represent the kind of narrow either-or thinking that PepsiCo has made a career out of rejecting, and epitomize the sort of non-fiduciary, unseriously-argued demands that can easily pull a company off course. It’s laudable that the company is so vocal 2 in opposing its demands — but we also urge shareholders, in the name of fiduciary focus and rejecting tangential activist ideology, to vote AGAINST Proposal 7.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.

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2https://www.pepsico.com/docs/default-source/annual-reports/2025-pepsico-proxy-statement.pdf?sfvrsn=cef6b7a0_3